April 4, 2007
Mr. William Choi
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kirkland’s, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended January 28, 2006, Filed April 12, 2006
Forms 10-Q for Fiscal Quarters Ended April 29, 2006 (Filed June 6, 2006), July 29, 2006 (Filed September 7, 2006) and October 28, 2006 (Filed December 7, 2006)
Form 8-K Filed March 20, 2007
Response Letter Dated March 5, 2007
Dear Mr. Choi:
     This letter is in response to the letter dated March 21, 2007 (the “Comment Letter”) from William Choi containing a comment related to Kirkland’s, Inc.’s (the “Company” or “we”) filings with the Securities and Exchange Commission (“SEC”) listed above. The response set forth below is numbered to correspond to the numbered comment in the Comment Letter.
1.	In response to the comment:
•	The Company uses the Redemption Recognition Method to account for breakage for unused gift card and gift certificate amounts where breakage is recognized as gift certificates or gift cards are redeemed for the purchase of goods based upon a historical breakage rate. The Company’s gift cards and gift certificates do not carry expiration dates. We confirm that in future filings we will disclose the Company’s revenue recognition policy for recognizing gift certificate and gift card breakage and specify the line item where breakage is recorded in the Company’s statement of operations.

•	In response to the comment requesting a description of the Company’s breakage recognition methodology, and a summary of the Company’s historical gift certificate and gift card breakage pattern with the calculation of the estimated breakage rate, please refer to our Gift Card Breakage Memo included herein. We confirm that the $3.6 million recognized in the fourth quarter of fiscal 2006 was the initial adoption of the Company’s breakage policy.

•	In response to your comment requesting a description of our basis in GAAP for recognizing revenue prior to performance or before legal release of the liability as contemplated by SFAS 140, please refer to our Gift Card Breakage memo included herein.
In connection with responding to your comment, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to the undersigned at (731) 660-7658 or to Robert A. Friedel at (215) 981-4773.

Very truly yours,
/s/ W. Michael Madden

W. Michael Madden

Cc:	Mr. Robert E. Alderson Ms. Catherine A. David Robert A. Friedel, Esquire

Kirkland’s Inc.
Gift Card Breakage Memo

Background
Prior to our change of methodology of estimating breakage in the fourth quarter of fiscal 2006, revenues from Kirkland’s gift certificates and gift cards were recognized only when tendered for payment. Outstanding gift certificate and gift card balances are included in “Accrued Expenses” on the consolidated balance sheet. There are no expiration dates on the Company’s gift certificates or gift cards, and Kirkland’s does not charge any service fees that cause a decrement to customer balances.
Kirkland’s sold paper gift certificates to customers prior to the implementation of the gift card program in 2002. As the gift certificates were sold the revenue was deferred. As of February 3, 2007, the outstanding balance of these paper certificates was $1.5 million prior to the initial adjustment for breakage of $1.4 million. The Company maintains a spreadsheet to track the monthly activity related to these certificates and the redemption rate of these certificates has decreased drastically since 2003 as follows (in thousands):

2003	$530
2004	$101
2005	$43
2006	$20
The Company’s gift card program was established in 2002 and the related liability had a balance of approximately $8.78 million as of February 3, 2007 prior to the initial adjustment for breakage of $2.1 million.
There is no authoritative guidance that exists on recognizing gift certificate and gift card breakage and the Company had taken the most conservative position through the third quarter of fiscal 2006 until sufficient data was available to support an alternative position.
Assessment and Conclusion
FAS 140, “Accounting for the Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, allows for the reversal of the deferred revenue liability when the obligor has been released from its obligation. Neither the gift certificates nor the gift cards have a designated expiration or fees that would decrease the unredeemed value over time, making it difficult to assess the company’s obligation under this standard. However, the SEC staff has stated in recent speeches that they will not object to derecognizing the liability by analogy to FASB Statement No. 5, Accounting for Contingencies (SFAS 5), when a retailer has sufficient company-specific customer experience to indicate when it is remote that the customer will require performance, and the amount of breakage can be objectively and reliably estimated using company-specific historical evidence.
The Company believes that there is now sufficient data to support a change in its accounting policy to account for the portion of the dollar value of gift cards/certificates that ultimately is not used by

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customers to purchase goods, otherwise referred to as “breakage”. The Company plans to use the Redemption Recognition Method as a part of its normal accounting process. Under this approach, breakage for unused gift card amounts is recognized in proportion to actual gift card redemption. Therefore, the estimated values of gift cards expected to go unused are recognized over the period of performance, that is, as the remaining gift card values are redeemed. Breakage assumptions are based on a large population of homogenous transactions that, coupled with the Company’s historical experience with gift card redemption rates, supports the predictability of future breakage rates. As of February 3, 2007, the Company had 358,864 gift cards outstanding with an average balance of $24 per card.
The change in methodology of estimating breakage was discussed with the Audit Committee during its February 26, 2007 meeting. The Audit Committee concurred with management’s decision to make this change in the fourth quarter of fiscal 2006.
The Company has determined that there are no escheatment liabilities related to the gift cards, and only a small exposure related to gift certificates issued during the year ended December 31, 1998. Tennessee escheatment laws do not require a company to remit gift certificates or gift cards issued after December 31, 1998 as unclaimed property so long as there is no expiration date and no fees are charged. Although many of the gift cards were likely issued in states with different escheatment laws, the Company has no record of the owner of the unredeemed gift certificates and gift cards. When there is no record of ownership, escheatment requirements revert back to the state of incorporation of the issuing entity, which is Kirklands Stores, Inc., a Tennessee corporation.
Gift Certificates
Based on the age of the gift certificates and the rapidly declining redemption amounts in recent periods (see above), the Company estimates that the liability related to the gift certificates is minimal. No gift certificates have been issued since the program was replaced by gift cards in 2002. Redemptions have decreased over 50% in each the last 2 years. Assuming this trend continues, gift certificate redemptions would terminate within 3 years. The company believes that redemption of the remaining certificates is remote and therefore has recognized breakage on all but $60K of the gift certificate liability to account for future redemptions and the escheatment exposure for certificates issued in 1998. The entry to record the breakage in Q4 2006 to comply with the Company’s change in methodology of estimating breakage was as follows (in thousands):

Debit	Gift Certificate liability	$1,475
Credit	Sales	$1,475
The company will continue to monitor the redemptions of these certificates and adjust the liability, as necessary, as a change in accounting estimate.
Gift Cards
The company maintains detailed records of sales and redemptions for its gift card program which allows management to capture and analyze the data necessary to develop objective, reliable company-specific history to support a breakage estimate. Based on the Company’s redemption activity since 2002, it appears redemption rates are approximately 91%, which would result in a breakage rate of 9% (see Exhibit A which summarizes the Company’s customer experience to date with regard to gift cards).
Management has applied the 9% estimated breakage rate against all redemptions to date to estimate an adjustment for breakage. This resulted in revenue recognition of approximately $2.1 million in the fourth quarter of fiscal 2006 and a remaining gift card liability balance of approximately $6.7 million. The entry to record was (in thousands):

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Debit	Gift Card liability	$2,105
Credit	Sales	$2,105
Future breakage will be recognized as a normal part of the accounting process performed each reporting period based on the historical redemption rates of the Company’s gift cards.

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Exhibit A
Summary of Gift Card Issuance and Redemption Data
Kirkland’s, Inc.

		A	B	C	D	E	F	G
					Cumulative		BAL	PCT
Years		Card	Decrease		Redemption		PCT OF	USAGE OF
Out		Loads	Over PY	Redeems	Percentage	Balance	Total	Total
	Cards Issued in 2002
	2002	$2,189,147		$556,575	25%	$1,632,572	74.58%	25.42%	BREAKAGE
1	2003	$281,642	-87%	$1,350,083	77%	$564,131	22.83%	54.64%	RATE 9%

2	2004	$56,910	-80%	$223,454	84%	$397,587	15.73%	8.84%	To Sales	Remaining
3	2005	$15,610	-73%	$65,176	86%	$348,021	13.68%	2.56%
4	2006	$2,484	-84%	$26,777	87%	$323,728	12.72%	1.05%	$199,986	$123,742
5	2007	$397	-84%	$15,799	88%	$308,326	12.11%	0.62%

Subtotal		$2,546,191		$2,237,864		$308,326
	Cards Issued in 2003
	2003	$4,971,951		$2,077,087	42%	$2,894,863	58.22%	41.78%
1	2004	$455,897	-91%	$2,430,397	83%	$920,363	16.96%	44.78%
2	2005	$92,979	-80%	$403,951	89%	$609,391	11.04%	7.32%
3	2006	$10,981	-88%	$123,908	91%	$496,464	8.97%	2.24%	$453,181	$43,283
4	2007	$1,748	-84%	$58,204	92%	$440,008	7.95%	1.05%
5	2008	$280	-84%	$34,336	93%	$405,951	7.34%	0.62%

Subtotal		$5,533,834		$5,127,883		$405,951
	Cards Issued in 2004
	2004	$5,883,502		$2,199,733	37%	$3,683,769	62.61%	37.39%
1	2005	$503,991	-91%	$2,857,455	79%	$1,330,305	20.83%	44.74%
2	2006	$36,702	-93%	$460,953	86%	$906,053	14.10%	7.18%	$496,633	$409,421
3	2007	$7,201	-80%	$154,435	88%	$758,819	11.80%	2.40%
4	2008	$1,146	-84%	$67,659	89%	$692,305	10.76%	1.05%
5	2009	$183	-84%	$39,914	90%	$652,575	10.14%	0.62%

Subtotal		$6,432,724		$5,780,149		$652,575
	Cards Issued in 2005
	2005	$7,603,864		$2,900,385	38%	$4,703,479	61.86%	38.14%
1	2006	$165,116	-98%	$3,314,042	80%	$1,554,553	20.01%	42.66%	$559,298	$995,254
2	2007	$26,354	-84%	$606,278	87%	$974,629	12.50%	7.78%
3	2008	$5,171	-80%	$187,312	90%	$792,488	10.16%	2.40%
4	2009	$823	-84%	$82,057	91%	$711,254	9.12%	1.05%
5	2010	$132	-84%	$48,407	92%	$662,979	8.50%	0.62%

Subtotal		$7,801,459		$7,138,480		$662,979
	Cards Issued in 2006
	2006	$9,902,810		$4,394,117		$5,508,692	55.63%	44.37%	$395,471	$5,113,222
1	2007	$811,347	-92%	$4,072,803	81%	$2,247,237	20.97%	38.01%
2	2008	$129,500	-84%	$843,360	86%	$1,533,377	14.14%	7.78%
3	2009	$25,900	-80%	$261,008	89%	$1,298,269	11.94%	2.40%
4	2010	$4,144	-84%	$114,373	90%	$1,188,040	10.93%	1.05%
5	2011	$663	-84%	$67,474	90%	$1,121,229	10.31%	0.62%

Subtotal		$10,874,364		$9,753,134		$1,121,229

Totals		$33,188,572		$30,037,511		$3,151,060	9.49%		$2,104,568	$6,684,921

Notes to Exhibit A:
1) Card loads in column A represent the amount of gift cards issued in the respective fiscal year. Card loads issued after the initial year represent “reloads” when additional balances are loaded onto existing cards at the request of the customer.
2) All data after fiscal 2006 is projected based on historical experience as described below.
3) Projections of card loads have been made assuming a consistent rate of decrease from the previous year based on historical experience.
4) Projections of redemptions have been estimated using historical redemption patterns by year after issuance as denoted in column G in the table. For example, the $58,204 redemption amount estimated for fiscal 2007 (for cards issued in fiscal 2003) is calculated by summing the 2003 through 2007 card loads shown in column A and multiplying that amount by the 1.05% shown in column G. For redemptions in 2007 regarding cards issued in fiscal 2006 the average historical redemption percentage to date of 82% reduced by actual 2006 redemptions of 44% was used to determine the estimated annual redemptions in 2007. This approach was necessary for estimating 2007 redemptions for cards issued in 2006 because of the increased variability of redemption percentages in year 1 and 2 after issuance versus the consistency of the cumulative results in those periods after issuance.
5) Column E represents the remaining liability after redemptions to date but prior to any estimated breakage.
6) Column F represents the liability in column E as a percentage of total card loads to date.
7) Column G represents the redemption for the respective year as a percentage of total card loads to date. These rates are used in the forecasting of future redemption rates.
8) The cumulative breakage catch-up adjustment has been calculated using 9% of redemptions to date at the end of fiscal 2006. Future breakage will be recognized using the 9% rate applied to current period redemptions unless future experience indicates a change in estimate is warranted.
9) The 9% estimate of breakage is based upon the 9.49% experience as demonstrated in the totals to the table adjusted by 0.49% for estimated redemptions after 5 years.